EXHIBIT 99.1

Profound Medical Announces Changes to its Commercial Organization to Support Continued Growth

TORONTO, Sept. 15, 2022 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today announced changes to its management team and structure designed to further position the Company for continued sales success and global growth.

Abbey Goodman and Hartmut Warnken have been appointed Chief Commercial Officer – U.S. and Chief Commercial Officer – OUS, respectively, with each having overall responsibility for leading Profound’s commercial strategy, sales, sales operations, and marketing activities in their corresponding geographies. They succeed Kenneth Knudson, who is leaving the Company.

“We thank Ken for his contributions to the growth and development of the Company, and wish him the best for the future,” Profound’s CEO and Chairman, Arun Menawat. “At the same time, we are excited that he is leaving our commercial organization in such good hands. In the second quarter of this year, the team achieved the first-ever North American sales of Sonalleve® systems, and we saw increased adoption of TULSA-PRO®. That positive momentum has continued so far in Q3-2022. We remain on track to add five new TULSA-PRO® system installations this quarter, and to reach our total U.S. installed base goal of 35 systems by the end of the year.”

Ms. Goodman brings over 17 years of medical device sales experience, most recently serving as Profound’s VP, U.S. Sales & Marketing. Prior to joining the Company in June 2019, she progressed through a variety of senior sales leadership roles with Hologic, Inc., Novadaq Technologies Inc., Covidien Plc (now Medtronic plc), and DePuy Mitek, Inc. Ms. Goodman earned a BS in Biological Engineering from Louisiana State University.

Mr. Warnken has over 20 years of experience in the medical technology industry. Before joining Profound in November 2015 as VP, International Sales & Marketing, he served as VP & General Manager Europe, Middle East, Japan and Asia Pacific, Managing Director/Officer for IMRIS Pte. Ltd., IMRIS Germany GmbH and IMRIS KK Japan. Prior to IMRIS, Mr. Warnken held two positions at BrainLAB AG. He holds an MBA from ESCP-Europe Business School.

Profound also announced that Michael Mydra, who leads Profound’s reimbursement activities as VP, Head of Global Market Access, will now report directly to Dr. Menawat.

“Securing a CPT® Category 1 code for TULSA remains a strategic imperative over the longer-term and, to that end, we expect to submit an updated application to the American Medical Association at the appropriate time in 2023,” said Dr. Menawat. “Michael is well qualified to help us manage this process. He joined us from Boston Scientific, where he was the VP of Global Market Access and Reimbursement for all of the company’s urologic products. Prior to that, he led reimbursement strategies at Augmenix, which developed the SpaceOAR device to reduce side effects associated with prostate cancer.”

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849